From: CASTOJ@nationwide.com
To: Marquigny, Rebecca M.;
Subject: 333-160418
Date: Thursday, December 10, 2009 2:08:41 PM

Beckie,
Can you please provide a status of this pending registration? Pre-Effective
Amendment No. 1 was filed on November 4.

Thanks in advance,

_____

Jamie Ruff Casto
Managing Counsel
Office of General Counsel
One Nationwide Plaza 1-34-201
Columbus, Ohio 43215
(Work) (614) 249-8782
(Fax) (614) 249-0078